Exhibit 8.01

List of Subsidiaries

Telemar Norte Leste Participações S.A. (TMAR)

TNL PCS S.A. (Oi)

Telemar Internet Ltda. (Telemar Internet)

Companhia AIX de Participações S.A. (AIX)

Paggo Empreendimentos S.A. (Paggo)

WAY TV Belo Horizonte S.A. (Way TV)

Serviços de Rede S.A. (SEREDE)

Amazônia Celular S.A. (Amazônia Celular)

All subsidiaries are organized and incorporated under the laws of the Federative Republic of Brazil.